Consolidated

Balance sheets

September 30, 2007 and December 31, 2006 (unaudited)

(Expressed in United States dollars)

	September 30, 2007	December 31, 2006

ASSETS
Current assets
Cash and cash equivalents	$1,507,956	$2,316,476
Accounts receivable (net) and accrued revenue	852,175	316,298
Note receivable	27,046	6,000
Inventory	18,478	19,422
Deposits and prepaid expenses	231,282	60,933
	2,636,937	2,719,129

Note receivable	–	55,325
Property and equipment	284,676	348,280
Deferred development costs	254,963	313,800
Intangible assets	75,400	98,351
	$3,251,976	$3,534,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$303,496	$268,439
Deferred revenue	87,852	45,572
	391,348	314,011

Convertible notes	447,166	389,862

Shareholders’ equity
Share capital (note 3)	47,449,047	47,208,942
Warrants	1,027,114	1,027,114
Contributed surplus (note 4)	2,713,252	2,581,456
Deficit	(48,775,951)	(47,986,500)
	2,413,462	2,831,012

	$3,251,976	$3,534,885

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(note 9)		(note 9)
REVENUE
Royalties, licenses and engineering fees	$618,131	$262,307	$1,890,999	$1,219,078
Product sales	54,163	79,380	183,685	226,547
	672,294	341,687	2,074,684	1,445,625

Cost of product sales	15,167	8,065	71,337	12,888
	657,127	333,622	2,003,347	1,432,737
EXPENSES
Marketing	302,253	274,602	1,036,081	771,312
Operations	36,490	35,427	103,395	105,237
Product engineering	200,063	199,682	548,062	629,196
Administration	264,405	234,079	846,670	719,600
Foreign exchange loss	915	(8,343)	1,106	564
Amortization	55,690	100,303	166,315	382,443
	859,816	835,750	2,701,629	2,608,352

Loss before other items	(202,689)	(502,128)	(698,282)	(1,175,615)

OTHER ITEMS
Interest income	16,168	23,722	59,812	55,998
Interest on convertible notes	(20,794)	(20,794)	(61,705)	(40,541)
Accretion expense	(19,208)	(14,866)	(57,305)	(30,217)
Gain on sale of property and equipment	–	–	586	–
	(23,834)	(11,938)	(58,612)	(14,760)

Loss before taxes	(226,523)	(514,066)	(756,894)	(1,190,375)
Foreign withholding tax	(8,021)	(18,954)	(32,557)	(34,068)
Net loss and comprehensive loss for period (note 2)	(234,544)	(533,020)	(789,451)	(1,224,443)

Deficit, beginning of period	(48,541,407)	(46,943,699)	(47,986,500)	(46,252,276)

Deficit, end of period	$(48,775,951)	$(47,476,719)	$(48,775,951)	$(47,476,719)

Loss per common share (basic and diluted)	$(0.02)	$(0.06)	$(0.08)	$(0.13)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(note 9)		(note 9)
Cash provided by (used in):

OPERATIONS
Loss for the period	$(234,544)	$(533,020)	$(789,451)	$(1,224,443)

Items not requiring (providing) cash:
Amortization	55,690	100,303	166,315	382,443
Stock based compensation	45,906	86,501	215,402	316,137
Accretion expense	19,208	14,866	57,305	30,217
Gain on sale of property and equipment	–	–	(586)	–
Other	(355)	(728)	(1,722)	(3,687)
Changes in non-cash working capital balances (note 6(b))	(261,675)	140,530	(627,945)	(135,710)
	(375,770)	(191,548)	(980,682)	(635,043)

FINANCING
Issuance of common shares (net)	59,644	43,820	156,499	781,782
Proceeds on issuance of convertible notes	–	–	–	1,000,000
	59,644	43,820	156,499	1,781,782

INVESTMENTS
Note receivable	–	–	36,000	26,442
Purchase of property and equipment	(4,545)	(2,070)	(13,912)	(26,080)
Deferred development costs	–	–	–	(39,500)
Purchase of intangible assets	(3,876)	(6,541)	(7,011)	(22,547)
Proceeds from sale of property and equipment	–	–	586	–
	(8,421)	(8,611)	15,663	(61,685)

(Decrease) increase in cash and cash equivalents	(324,547)	(156,339)	(808,520)	1,085,054
Cash and cash equivalents, beginning of period	1,832,503	2,464,122	2,316,476	1,222,729

Cash and cash equivalents, end of period	1,507,956	2,307,783	1,507,956	2,307,783

Supplementary Information (note 6(c))

Notes

to the Consolidated Financial Statements

For the three and nine months ended September 30, 2007 and 2006 (unaudited)

(Expressed in United States dollars)

1.

      Financial statement presentation

QSound Labs, Inc.(“QSound” or the “Company”), a public company organized under the laws of the Province of Alberta, Canada, is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles. These accounting policies and methods of computation are described in the notes to the audited consolidated financial statements for the year ended December 31, 2006. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2006. The disclosures herein are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted.

Use of estimates:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

2.

Significant new accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed, and therefore the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under 3855, financial instruments must be classified into one of these five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

2.

Significant new accounting policies (continued):

Under adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and the note receivable are classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities, and convertible notes are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the three and nine months ended September 30, 2007.

The Company had no “other comprehensive income or loss” transactions during the three and nine months ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

3.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2006	9,375,585	$47,208,942

Issued upon exercise of options (note 5(b))	76,700	243,374
Share awards (note 5(a))	1,600	6,712
Share issue costs	–	(9,981)
Balance September 30, 2007	9,453,885	$47,449,047

4.

Contributed surplus:

Balance December 31, 2006	$2,581,456

Stock based compensation	208,690
Options exercised	(76,894)
Balance September 30, 2007	$2,713,252

5.

Stock based compensation plans:

(a) Under the Equity Compensation Plan for officers, employees and consultants of the Company, approved by shareholders at the Annual and Special Meeting on April 27, 2007, the Company awarded 1,600 vested shares to various employees during July 2007. In the three and nine months ended September 30, 2007, $6,712 was charged to earnings in respect of these awards, based on the fair value at the date of issuance.

(b) A summary of the Company’s outstanding stock options at September 30, 2007 and activity during the period is presented below:

	Number of Shares	Weighted average exercise price
Balance December 31, 2006	981,700	$1.99

Granted	30,000	4.65
Exercised	(76,700)	2.17
Cancelled or expired	(45,000)	4.45
Balance September 30, 2007	890,000	$1.94

5.

Stock based compensation plans (continued):

All stock options granted have expiry dates between 2007 and 2015. Of the 30,000 stock options granted, 15,000 vest in 2007 and 15,000 vest in 2008.

The following table summarizes the information about stock options outstanding at September 30, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	531,500	3.21	$0.99	531,500	$0.99
2.05 to 2.40	188,500	4.68	2.24	98,500	2.09
3.50 to 3.57	35,000	1.71	3.54	35,000	3.54
4.20 to 5.33	135,000	3.56	4.85	82,500	4.83
	890,000	3.52	$1.94	747,500	$1.68

A non cash expense for the three and nine months ended September 30, 2007 of $39,194 and $208,690 (2006: $86,501 and $316,137) respectively was charged to earnings, reflecting the fair value of stock options vested during the period, with a corresponding increase to contributed surplus.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk free interest rate	4.79%	4.87%
Expected option life (years)	2 years	1.67 years
Expected volatility	45.47%	64.78%

The weighted average fair value at the date of grant of options granted for the three and nine months ended September 30, 2007 was $1.66 (2006: $2.09 and $1.65 respectively).

6.

Supplementary information:

(a)

Per share amounts

The following table summarizes the common shares used in the per share calculations:

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Weighted average common shares outstanding (basic and diluted)	9,428,333	9,308,656	9,408,708	9,090,276

(b)

Net change in non-cash working capital

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Accounts receivable	$(138,928)	$(111,101)	$(535,877)	$(236,085)
Inventory	141	5,730	944	(3,724)
Deposits and prepaid expenses	(120,842)	19,270	(170,349)	(31,404)
Accounts payable and accrued liabilities	62,630	19,706	35,057	(64,815)
Deferred revenue	(64,676)	206,925	42,280	200,318
	$(261,675)	$140,530	$(627,945)	$(135,710)

(c)

Cash flow information

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Interest received in cash	$20,741	$7,813	$71,788	$49,784

Interest paid in cash	$–	$19,747	$41,137	$19,747

Taxes paid in cash	$8,021	$18,954	$32,557	$34,068

7.

Segmented information:

The Company has three operating segments consisting of Audio Products (“Audio”), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (“Telephony”).  Audio involves the development and marketing of sound enhancement technology for use in various industries. E-Commerce involves the development and marketing of internet business services. Telephony involves the development and marketing of telecommunication over internet equipment and software.

Three months ended	Audio	E-Commerce	Telephony	Total
September 30, 2007
Revenue	$638,744	$33,550	$–	$672,294
Amortization	49,390	3,824	2,476	55,690
Loss before other items	(163,325)	(26,200)	(13,164)	(202,689)
Interest income	16,168	–	–	16,168
Segment assets	3,102,577	97,381	52,018	3,251,976
Expenditures for property and equipment	4,545	–	–	4,545
Expenditures for intangible assets	3,876	–	–	3,876

September 30, 2006
Revenue	$288,113	$41,668	$11,906	$341,687
Amortization	29,748	7,137	63,418	100,303
Loss before other items	(407,778)	(22,729)	(71,621)	(502,128)
Interest income	22,587	–	1,135	23,722
Segment assets	3,710,645	94,306	236,561	4,041,512
Expenditures for property and equipment	2,070	–	–	2,070
Expenditures for intangible assets	6,541	–	–	6,541

Nine months ended	Audio	E-Commerce	Telephony	Total
September 30, 2007
Revenue	$1,967,378	$104,665	$2,641	$2,074,684
Amortization	147,414	11,472	7,429	166,315
Loss before other items	(589,586)	(69,131)	(39,565)	(698,282)
Interest income	58,276	5	1,531	59,812
Expenditures for property and equipment	13,912	–	–	13,912
Expenditures for intangible assets	7,011	–	–	7,011

7.

Segmented information (continued):

Nine months ended	Audio	E-Commerce	Telephony	Total
September 30, 2006
Revenue	$1,292,394	$124,789	$28,442	$1,445,625
Amortization	170,780	21,410	190,253	382,443
Loss before other items	(890,818)	(62,554)	(222,243)	(1,175,615)
Interest income	52,956	–	3,042	55,998
Expenditures for property and equipment	25,764	316	–	26,080
Deferred development costs	39,500	–	–	39,500
Expenditures for intangible assets	22,547	–	–	22,547

	Three months ended		Nine months ended
Geographic revenue information	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Canada	$75,446	$–	$145,835	$10,847
United States	501,640	242,855	1,542,120	566,700
Asia	79,433	98,016	361,554	859,362
Europe	13,775	–	18,775	–
Other	2,000	816	6,400	8,716
	$672,294	$341,687	$2,074,684	$1,445,625

During the three and nine months ended September 30, 2007 two and four customers respectively within the Audio segment contributed 57% and 65% of the total revenues, each providing greater than 10% of total revenues. In the three and nine months ended September 30, 2006, two customers within the Audio segment contributed 44% and 46% of the total revenues, each providing greater than 10% of total revenues.

8.

Financial instruments:

The Company’s financial instruments consist of cash, accounts receivable, note receivable, accounts payable and accrued liabilities, and convertible notes. The fair values of these recognized financial instruments, excluding the convertible notes, approximate their carrying amounts due to the short term maturity of these instruments. At September 30, 2007 the fair value of the convertible notes amounted to $762,178, whilst the carrying value is $447,166. The carrying value will be accreted to the face value of $1,000,000 over the term of the loan. During the three and nine months ended September 30, 2007 $19,208 and $57,305 respectively (2006: $14,866 and $30,217) has been charged as accretion expense.

9.

Accounting change:

As part of the year end close and audit process, the Company changed the accounting for the convertible notes and corrected the fair value measurement of stock options, resulting in the accretion expense and stock based compensation expense for the three and nine months ended September 30, 2006 being adjusted. The net effect to the loss for three and nine months ended September 30, 2006 is to increase the previously reported losses of $524,093 and $1,115,915, by $8,927 and $108,528, to $533,020 and $1,224,443, respectively.

10.

United States accounting principles:

(a) Statements of operations, comprehensive income and deficit

The effect on the loss for the three and nine months ended September 30, 2007 and 2006 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net loss under Canadian GAAP	$(234,544)	$(533,020)	$(789,451)	$(1,224,443)
Amortization of deferred development costs	5,055	–	15,164	20,218
Accretion of debt discount	10,847	10,658	32,423	21,667
Net loss under US GAAP	(218,642)	(522,362)	(741,864)	(1,182,558)

Loss per share (basic and diluted)	$(0.02)	$(0.06)	$(0.08)	$(0.13)

(b) Balance sheet

The effect on the consolidated balance sheet at September 30, 2007 of the difference between Canadian and United States generally accepted accounting principles is as follows:

September 30, 2007	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$2,636,937	–	$2,636,937
Property and equipment	284,676	–	284,676
Deferred development costs	254,963	(45,489)	209,474
Intangible assets	75,400	–	75,400
	$3,251,976	(45,489)	$3,206,487

Current liabilities	$391,348	–	$391,348
Convertible notes	447,166	(337,336)	109,830
Shareholder’s equity:
Common shares	47,449,047	202,058	47,651,105
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,713,252	272,582	2,985,834
Deficit	(48,775,951)	(182,793)	(48,958,744)
	$3,251,976	(45,489)	$3,206,487

(a)

Recent accounting pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin no. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but not yet adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted. The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

10.

United States accounting principles (continued):

US GAAP pronouncements:

(i)

SFAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value within GAAP and expands disclosures about fair value measurements. This is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

(ii)

SFAS 159, The Fair Value Option for Financial Assets and Liabilities. This statement permits entities to choose to measure financial instruments and other certain items at fair value that are not currently required to be measured at fair value. This is effective for fiscal years beginning after November 15, 2007.

Canadian GAAP pronouncements:

(i)

CICA Handbook Section 1535, Capital Disclosures establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This Section is effective for annual periods beginning on or after October 1, 2007 and will be adopted by the Company for its 2008 fiscal year.

(ii)

CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentations. Section 3862 requires entities to provide disclosures in their financial statements that enable the user to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains and circumstances in which financial assets and liabilities are offset. These Sections are effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted by the Company for its 2008 fiscal year.

(iii)

CICA Handbook Section 3031, Inventories, replaces Section 3030, and requires that entities measure inventory at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. This section is effective for annual and interim periods beginning on or after January 1, 2008 and will be adopted by the Company for its 2008 fiscal year.

The Company has reviewed and assessed the impact of these statements and determined that adoption of the statements will not have a material impact on the Company’s financial statements.